

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

October 14, 2010

via U.S. mail and facsimile

Phil Viggiani, President
Security Solutions Group, Inc.
3651 Lindell Road, Suite D-150
Las Vegas, Nevada 89103

> **RE: Security Solutions Group, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed April 5, 2010**
> **Form 10-K/A No. 1 for the Fiscal Year Ended December 31, 2009**
> **Filed October 12, 2010**
> **Forms 10-Q for the Fiscal Quarters Ended March 31, 2010 and**
> **June 30, 2010**
> **File No. 0-52822**

Dear Mr. Viggiani:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Terence O'Brien
Accounting Branch Chief